Exhibit 99.3

ASX ANNOUNCEMENT
21 May 2026

Executive Chair’s Address
2026 Annual General Meeting

Dear Shareholders,

I am pleased to report that ioneer is in a favorable position to move the Rhyolite Ridge Lithium-Boron Project to a Final Investment Decision (FID). Since we last spoke, our sole focus has been on achieving our critical financing milestone and doing it in a way that maximizes the potential risk adjusted return for shareholders.

Because Rhyolite Ridge is shovel ready, we continue to see considerable interest in our project. The project is uniquely positioned to contribute to onshoring U.S. critical mineral production and create U.S. jobs at time when both are urgently needed. General market conditions are bringing new support for large, construction-ready greenfield projects like ours. With prices higher, the case for making large capital investments like Rhyolite Ridge are easier to support.

We are deeply engaged in working with private sector, the U.S. Government and critical trading partners to secure the resources to build our project and lead the efforts to build end-product production for both lithium chemicals and boric acid. Our work will help reduce the world’s reliance on China for processing and support the necessary geographic diversification of the critical mineral supply chain. By the middle part of this year, we believe we will have favorable prospects for closing the financing of our project.

Our strong, cohesive team is leading the technical efforts to build end-product production for both lithium chemicals and boric acid and finalizing planning to maximize our ability to deliver Rhyolite Ridge on time and on budget.

We were also encouraged by the recent Nevada District Court decision to fully uphold the Federal Government’s permit for Rhyolite Ridge, rejecting all arguments. Our project opponents have filed an appeal, but we are confident that we will prevail once again, and do not believe their effort will delay commencement of construction.

After years of successfully growing Tiehm’s buckwheat in our dedicated greenhouse, we were pleased to receive a federal permit to out-plant our Buckwheat plants into the wild. We look forward to demonstrating that they can be grown on public lands outside the Rhyolite Ridge Project area. Establishing self-sustaining populations will enhance redundancy, representation and resilience of the species.

Our team continues to aggressively work to reach FID. I want to thank Bernard Rowe for his remarkable and sustained energy and the team he has built for their optimism and persistence.

I also want to thank the Board of Directors for their guidance and counsel. They are always asking the right questions and freely providing invaluable knowledge and experience so critical to our continued success.

It is my honor and the experience of a lifetime to serve as ioneer Chairman, and I am thrilled by our progress and the work that lies ahead.

Thank you, and I will now turn over the presentation to our CEO, Bernard Rowe.

James D. Calaway
Executive Chair
Ioneer LTD

This announcement has been authorised by Ioneer Executive-Chair, James D. Calaway.

—ENDS—

Investor Relations

Chad Yeftich Ioneer USA Corporation

Investor Relations (USA) T: +1 775 993 8563 E: ir@ioneer.com

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About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is one of only a small number of lithium-boron ore deposits globally, and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy Loan Programs Office under the Advanced Technology Vehicles Manufacturing program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet & Energy Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube.

Forward Looking Statements

Various statements in this presentation constitute statements relating to intentions, future acts and events which are generally classified as “forward looking statements”. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other important factors (many of which are beyond the Company’s control) that could cause those future acts, events and circumstances to differ materially from what is presented or implicitly portrayed in this presentation.

For example, future reserves described in this presentation may be based, in part, on market prices that may vary significantly from current levels.  These variations may materially affect the timing or feasibility of particular developments.

Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential” and similar expressions are intended to identify forward-looking statements.

Ioneer cautions security holders and prospective security holders to not place undue reliance on these forward-looking statements, which reflect the view of Ioneer only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Except as required by applicable regulations or by law, Ioneer does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.  Past performance cannot be relied on as a guide to future performance.

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